MONTHLY REPORT - DECEMBER, 2010
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $  34,978,209     87,904,542
   Change in unrealized gain (loss) on open          23,745,621     42,259,412
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0         16,978
         obligations
      Change in unrealized gain (loss) from U.S.         50,561       (203,035)
         Treasury obligations

    Interest income                                     223,794      3,235,511

    Foreign exchange gain (loss) on margin               89,916         49,524
       deposits
                                                   ------------   ------------
Total: Income                                        59,088,101    133,262,932

Expenses:
   Brokerage commissions                              4,901,038     57,320,176

   Management fee                                        24,278        143,534

   20.0% New Trading Profit Share                       183,730        262,695

   Custody fees                                          37,602        160,011

   Administrative expense                               142,836      2,233,355
                                                   ------------   ------------
Total: Expenses                                       5,289,484     60,119,771

Net Income (Loss) - December, 2010                 $ 53,798,617     73,143,161

                  STATEMENT OF CHANGES IN NET ASSET VALUE


                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (677,823.982       $ 10,214,163     827,820,353    838,034,516
   units) at November 30, 2010
Addition of 5,661.313 units on                0       7,048,535      7,048,535
   December 1, 2010
Redemption of (4,531.199) units               0      (5,954,766)    (5,954,766)
   on December 31, 2010*
Net Income (Loss) - December, 2010      709,857      53,088,760     53,798,617
                                   -------------  -------------   ------------

Net Asset Value at December 31,
2010 (679,146.810 units inclusive
of 192.714 additional units) 	   $ 10,924,020     882,002,882    892,926,902
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST DECEMBER 2010 UPDATE

            December   Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1      6.35%       8.43%      $   1,314.17    668,534.983  $ 878,570,712
Series 2      5.44%       5.67%+     $   1,350.56         75.492  $     101,957
Series 3      5.45%      10.75%      $   1,352.80     10,481.102  $  14,178,784
Series 4      6.95%	  3.85%+     $   1,366.01	  55.233  $      75,449
			       +

+ Year to Date ROR for Series 2 Units is from April 1, 2010, the date such units were first issued.

+ Year to Date ROR for Series 4 Units is from November 1, 2010, the date such + units were first issued.


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				 January 11, 2011


Dear Investor:

The Trust ended 2010 on a strong note with this year's significant market themes strengthening through year-end: Federal Reserve generous liquidity creation leading to a weakening dollar, and rising equity and commodity prices. These trends generated the month's profits. Meanwhile, interest rates on government securities ticked up resulting in moderate losses in the Trust's interest rate sector for December, although trading of interest rate futures was far and away the most profitable portfolio sector for the year 2010.

In the foreign exchange markets, capital flowed back toward the emerging market exporting countries. Short US dollar positions were profitable as the dollar fell versus the currencies of South Africa, Australia, New Zealand, Korea, India, Brazil, Chile and Canada, among others. Non-dollar cross rate trading was marginally profitable.

The dollar's decline reflected concern about persistent ease in U.S. monetary policy which also led to increasing optimism regarding global economic growth. This environment was favorable to global equities, and long positions in index futures in the U.S., Canada, South Africa, Taiwan, Korea and Europe were profitable. Even Spain and Italy rallied, generating small losses on short equity futures positions for these countries.

The weak dollar and strong growth outlook supported commodity prices, and agricultural commodity, metal and energy trading were all profitable. The agricultural markets were also boosted by supply concerns caused by a variety of weather conditions too much or too little rain, too hot or not hot enough. Long positions in soybeans, soybean meal and oil, corn, wheat, cotton, arabica coffee and sugar were profitable.

Metals were also profitable. There has been much comment about rising gold prices, but much larger price increases have occurred in other metals such as silver and copper. Long positions in these metals, as well as platinum, zinc, lead and aluminum were profitable in December.

Energy prices were up in December on economic growth and supply drawdowns. Long positions in Brent and WTI crude oil, heating oil, gasoline (RBOB) and gas oil were profitable. Natural gas, which has been depressed all year as supply ballooned from shale gas, rallied and generated a small loss from the Trust's short position.

Contrary to expectations of some, the Federal Reserve's new foray into quantitative easing failed to keep interest rates low. With market participants worried about massive government borrowing requirements and future inflation, there was a substantial uptick in rates in the U.S., Germany and Great Britain, and moderate losses were sustained on long interest rate futures positions in these markets.

					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman